FILED PURSUANT TO
RULE 424(b)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 13 DATED MAY 3, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”) and Supplement No. 12 to the Prospectus, dated April 22, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purpose of this Supplement is to provide information regarding the dividends recently declared by our board of directors for the month of May 2005.

Status of Offering

     As of May 2, 2005, we had received gross offering proceeds of $64,920,363 from the sale of 6,530,641 of our common shares, including $333,325 of gross proceeds related to the sale of 35,087 common shares pursuant to our dividend reinvestment plan. After payment of selling commissions, dealer manager fees and acquisition fees, approximately $69,016,426, including the $10,000,000 contributed to the Operating Partnership by HREH, has been paid to affiliates of Hines to acquire interests in the Core Fund. As of May 2, 2005, 193,504,446 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

Dividends Declared by Hines REIT’s Board of Directors

     On April 30, 2005, our board of directors declared dividends for the month of May 2005. The declared dividends will be calculated based on shareholders of record each day during such month and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate of return on an investment of $10.00 per share. These dividends will be aggregated and paid in cash in July 2005.